Yucheng Reports Unaudited Second Quarter Financial Results

BEIJING, August 15, 2012 /PRNewswire-Asia-FirstCall / -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the second quarter ended June 30, 2012.

☐	Second quarter software & solutions revenues of US$20.4 million, an increase of 48.7% year over year;

☐	Second quarter total revenues of US$21.5million, an increase of 35.7% year over year, and second quarter net revenues (Non-GAAP)[1] were the same as total revenues;

☐	Second quarter operating income of US$2.5 million, an increase of 25.5% year over year, and second quarter operating income (Non-GAAP)[4] of US$3.1million, an increase of 40.0% year over year;

☐	Second quarter operating margin of revenue of 11.5%, as compared to 12.4% in the prior year period, and second quarter operating margin of net revenue (Non-GAAP)[5] of 14.5%, as compared to 14.1% in the prior year period;

☐	Second quarter net income of US$1.2 million, or US$0.06 per share, as compared to net income of US$1.6 million, or US$0.08 per share in the prior year period, and second quarter net income (Non-GAAP)[6] of US$1.9 million, or US$0.10 per share, as compared to US$1.9 million, or US$0.10 per share in the prior year period;

“We continued the strong revenue growth in software & solutions revenues while seeing continued declining revenues in platform & maintenance services businesses. On the other hand, the trend of rising wages continues to increase although the consumer price index (CPI) has dropped to a much more reasonable level, reflecting the intense competition for talent in our industry, which caused further declining gross margin compared with last year. We do not expect the trend of wage inflation to reverse before the end of the year,” said Mr. Weidong Hong, CEO of Yucheng Technologies. “All though we are in a difficult period with increasing competition and rising costs, we are still optimistic about the longer term potential of the company with our leading position in the industry as evidenced by No. 1 ranking by the latest IDC industry research report.”

Second Quarter 2012 Financial Results

Total revenues for the second quarter of 2012 were US$21.5 million, an increase of 35.7% year over year and a increase of 29.8% sequentially. Net revenues (non-GAAP) for the second quarter of 2012 were the same as total revenues, an increase of 35.7% year over year and an increase of 29.8% sequentially. The year over year increase in revenues was primarily due to the strong demand from our customers for our software solutions.

Gross margin for the second quarter of 2012 was 42.1%, compared to 49.1% in the prior year period and 43.8% in the previous quarter. Gross margin of net revenues (non-GAAP)2 for the second quarter of 2012 was 42.1%, compared to 49.1% in the prior year period and 43.8% in the previous quarter. The decrease in gross margin year over year was due mainly to the increase in labor costs, the decrease of resale services and increased subcontracting to our strategic partner where our margin is significantly lower.

Software & solutions revenues for the second quarter of 2012 were US$20.4 million, an increase of 48.7% year over year and an increase of 36.1% sequentially. Gross margin of the software & solutions business for the second quarter of 2012 was 42.1%, compared to 46.1% in the prior year period and 43.0% in the previous quarter. The decrease in the gross margin was primarily due to the increase in labor costs and increased subcontracting to our strategic partner where our margin is significantly lower.

Platform & maintenance services revenues for the second quarter of 2012 were US$1.0 million, compared to US$2.1 million in the prior year period and US$1.5 million in the previous quarter. Net revenues of platform & maintenance services (non-GAAP) for the second quarter of 2012 were US$1.0 million, compared to US$2.1 million in the prior year period and US$1.5 million in the previous quarter, the decrease in platform & maintenance services (non-GAAP) was due mainly to the decrease of resale services.

Gross margin of platform & maintenance services business for the second quarter of 2012 was 43.0%, compared to 69.1% in the prior year period and 51.2% in the previous quarter. Gross margin of net revenues (non-GAAP) for platform maintenance services in second quarter of 2012 was 43.0%, compared to 69.1% in the prior year period and 51.2% in the previous quarter. The decrease in gross margin (non-GAAP) was due mainly to the decrease of resale services.

Total operating expenses for the second quarter of 2012 increased 13.2% year over year and decreased 6.5% sequentially to US$6.6 million. Total operating expenses (non-GAAP)3 for the second quarter of 2012 increased 6.8% year over year and decreased 7.3% sequentially to US$5.9 million. The year-over-year increase was attributable mainly to the increase of sales bonus.

Income from continuing operations for the second quarter of 2012 was US$2.5 million, compared to US$2.0 million in the prior year period and US$0.2 million in the previous quarter. Income from continuing operations (non-GAAP) for the second quarter of 2012 was US$3.1 million, compared to US$2.2 million in the prior year period and US$0.9 million in the previous quarter.

Operating margin of total revenue was 11.5% for the second quarter of 2012, compared to 12.4% in the prior year period and 1.2% in the previous quarter. Operating margin of net revenues (non-GAAP) was 14.5% for the second quarter of 2012, compared to 14.1% in the prior year period and 5.2% in the previous quarter.

In the second quarter of 2012, the company recorded net income of US$1.2 million, or US$0.06 per diluted share, compared to US$1.6 million, or US$0.08 per diluted share in the prior year period and net loss of US$0.5 million, or loss of US$0.03 per diluted share in the previous quarter.

Net income (non-GAAP) was US$1.9 million in the second quarter of 2012 or US$0.10 per diluted share. Net income (non-GAAP) in the prior year period was US$1.9 million or US$0.10 per diluted share. Net income (non-GAAP) in the previous quarter was US$0.1 million or US$0.01 per diluted share.

As of June 30, 2012, Yucheng had cash and cash equivalents and restricted cash totaling US$14.7 million, compared to US$14.1 million as of March 31, 2012 and US$20.0 million as of June 30, 2011.Operating cash flow in the second quarter of 2012 was a net inflow of US$0.3 million.

Business Outlook

For the quarter ending September 30, 2012, Yucheng expects net revenue (non-GAAP) to be approximately US$22.0 million and net income (non-GAAP) per share of US$0.12.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets(Unaudited)

June 30, 2012 and March 31, 2012

	2012.06.30	2012.03.31
	USD	USD

Assets
Current assets:
Cash and cash equivalents	14,724,433	14,075,661
Trade accounts receivable, net	39,576,115	43,083,117
Costs and estimated earnings in excess of billings on uncompleted contracts	35,691,303	29,002,458
Due from related parties	4,330,682	2,390,622
Inventories	2,310,246	3,389,124
Pre-contract costs	5,676,677	6,421,658
Other current assets	10,174,288	8,299,062
Deferred tax assets	210,113	211,134

Total current assets	112,693,857	106,872,836

Investments under equity method	4,346,771	4,972,177
Properties and equipment	9,182,214	8,825,907
Less: Accumulated depreciation	(4,589,378)	(4,456,969)
Properties and equipment, net	4,592,836	4,368,938
Intangible assets, net	6,209,542	6,279,899
Goodwill	29,883,413	30,028,693
Deferred tax assets	96,740	94,231

Total assets	157,823,159	152,616,774

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets (unaudited continued)

June 30, 2012 and March 31, 2012

	2012.06.30	2012.03.31
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term borrowings	15,810,527	12,709,912
Trade accounts payables	13,468,206	5,663,655
Billings in excess of costs and estimated earnings on uncompleted contracts	6,534,244	5,919,646
Employee and payroll accruals	5,389,778	6,238,997
Dividends payable to ex-owners	12,172	12,231
Due to related parties	447,247	1,414,756
Income taxes payable	797,679	429,090
Other current liabilities	8,858,551	14,742,859
Deferred tax liabilities	342,710	361,587

Total current liabilities	51,661,114	47,492,733

Deferred tax liabilities	273,258	235,303

Total liabilities	51,934,372	47,728,036

Stockholders' equity
Preferred stock, no par value, authorized 2,000,000 shares and none issued; Common stock, no par value, authorized 60,000,000 shares; 18,941,417 shares and 18,941,417 shares issued and outstanding as of March 31, 2012 and June 30, 2012	3,163,410	3,178,789
Additional paid-in capital	65,905,731	65,765,719
Reserves	9,068,721	9,109,916
Retained earnings	28,532,433	27,426,206
Accumulated other comprehensive loss	(601,461)	(574,552)

Total YTEC stockholders' equity	106,068,834	104,906,078

Non-controlling interests	(180,047)	(17,340)

Total stockholders' equity	105,888,787	104,888,738

Liabilities and stockholders' equity	157,823,159	152,616,774

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Income(Unaudited)

Three Months Ended June 30 2012 and 2011

	2012 Q2	2011 Q2
	USD	USD

Revenues:
Software & solutions	20,442,216	13,749,357
Platform services	0	0
Maintenance services	1,011,513	2,064,656

Total revenues	21,453,729	15,814,013

Cost of revenues:
Software & solutions	(11,846,058)	(7,413,344)
Platform services	0	0
Maintenance services	(576,706)	(637,064)

Total cost of revenues	(12,422,764)	(8,050,408)

Gross profit	9,030,965	7,763,605

Operating expenses:
Research and development	(301,739)	(703,598)
Selling and marketing	(1,756,247)	(910,915)
General and administrative	(4,515,304)	(4,191,142)

Total operating expenses	(6,573,290)	(5,805,655)

Income from continuing operations	2,457,675	1,957,950

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Income (unaudited continued)

Three Months Ended June 30 2012 and 2011

	2012 Q2	2011 Q2
	USD	USD

Other income (expenses):
Interest income	9,079	12,858
Interest expense	(241,799)	(180,894)
Loss from equity method investees	(601,351)	(280,763)
Loss on disposal of intangible assets and fixed assets	8,190	2,047
Other income, net	(48,012)	(578)

Income (loss) before income tax and minority interests	1,583,782	1,510,620

Income tax expense	(504,777)	(152,472)
Net loss attributable to non-controlling interests	162,790	226,333

Net(loss) income	1,241,795	1,584,481

Weighted average common shares outstanding
Basic	19,898,358	18,943,217
Diluted	19,915,450	19,507,896

Earnings per share
Basic	0.06	0.08
Diluted	0.06	0.08

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows(Unaudited)

Three Months Ended June 30 2012 and 2011

	2012 Q2	2011 Q2
	USD	USD

Cash flows from operating activities:
Net income (loss)	1,241,795	1,584,481
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation	265,665	277,802
Amortization	558,397	391,690
Loss on disposal intangible assets and fixed assets	(8,190)	1,327
Non-controlling interests	(162,790)	(226,333)
Loss from equity method investees	601,351	280,763
Increase in trade accounts receivable, net	3,297,063	1,946,515
(Increase) Decrease in costs and estimated earnings in excess of billing on uncompleted contracts	(6,829,159)	(5,004,891)
(Increase) Decrease in due from related parties	(405,474)	23,491
Increase in inventories	1,062,481	148,552
Increase in pre-contract costs	713,913	(464,687)
Increase in other current assets	(935,761)	5,545,435
Increase in deferred tax assets - Non-current	(2,964)	132,968
Decrease in trade accounts payable	7,833,737	(204,459)
Decrease in billings in excess of costs and estimated earnings on uncompleted contracts	643,237	(105,259)
Increase in employee and payroll accruals	(819,034)	(1,298,548)
Increase in income taxes payable	370,664	(325,497)
Increase in due to related parties	(943,005)	1,154,704
Increase in other current liabilities	(6,602,084)	(3,922,328)
Increase (Decrease) in deferred tax liabilities	21,966	(62,663)
Stock based compensation to employees	443,818	225,001

Net cash provided by operating activities	345,626	98,064

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (unaudited continued)

Three Months Ended June 30 2012 and 2011

	2012 Q2	2011 Q2
	USD	USD

Cash flows from investing activities:
Capital expenditures	(99,075)	(182,025)
Advances to investments under equity method	(2,758,191)	83,505
Proceeds from disposal of fixed assets	15,358	23,941
Proceeds from disposal of investments under equity method	0	(154,521)

Net cash used in investing activities	(2,841,908)	(229,100)

Cash flows from financing activities:
Repayment of capital leases	0	(18,527)
Proceeds from bank borrowings	3,162,105	7,394,422
Repayments of bank borrowings	0	(3,244,947)

Net cash provided by financing activities	3,162,105	4,130,948

Effect of exchange rate changes on cash and cash equivalent	(17,051)	0

Net increase in cash and cash equivalents	648,772	3,999,912

Cash and cash equivalents at beginning of period	14,075,661	16,019,385
Cash and cash equivalents at the end of period	14,724,433	20,019,297

Second quarter 2012 Conference Call Details

Yucheng Management will conduct a conference call to discuss the financial results of the three-month period ended June 30, 2012 on August 15, 2012 at 8:00AM EDT/ 8:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 8800.

US +1 866 636 3243

China Toll Free Number: 800 888 0221

China Toll Number: 400 678 3355

Hong Kong Toll Number: +852 3005 1380

All Other Participants: +86 10 5851 2626

A recording of the call will be accessible within 48 hours on the Investor Relations section of the Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC - News) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010 and 2011. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Reconciliation of non-GAAP Measures

This earnings release presents the following "non-GAAP financial measures" as defined by applicable U.S. securities regulations. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The non-GAAP financial measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.  These non-GAAP measures have limitations, however, because they do not include all items of income and expenses that impact the Company's operations.  Management compensates for these limitations by also considering the Company's GAAP results.  The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to measurements required by GAAP and should not be considered measures of the Company's liquidity.  Pursuant to relevant regulatory requirements, we are providing the following reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.

(1) Net revenue (non-GAAP)

Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers. We believe total revenues net of third party hardware and software costs more accurately reflects our core business, which is the provision of software solutions and services, and provides transparency to our investors. It is also the same measure used by our management to evaluate the competitiveness and development of our business.

Reconciliation of net revenues (non-GAAP) to GAAP total revenues
	2012 Q2	2011 Q2	2012 Q1
	(in US dollar thousands)
Total Revenues (GAAP)	21,454	15,814	16,531
Third Party Hardware Costs	0	0	2
Net Revenue (non-GAAP)	21,454	15,814	16,529

Reconciliation of net revenues of platform & maintenance services (non-GAAP) to GAAP total revenues of platform & maintenance services
	2012 Q2	2011 Q2	2012 Q1
	(in US dollar thousands)
Total Revenues of platform & maintenance services(GAAP)	1,012	2,065	1,514
Third Party Hardware Costs	0	0	2
Net Revenue of platform & maintenance services(non-GAAP)	1,012	2,065	1,512

(2) Gross margin of net revenue (non-GAAP)

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance. Management uses the gross margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP gross margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Gross margin (non-GAAP) to GAAP Gross margin
	2012 Q2	2011 Q2	2012 Q1
Gross margin (GAAP)	42.1%	49.1%	43.8%
Third Party Hardware Costs	0.0%	0.0%	0.0%
Gross margin (non-GAAP)	42.1%	49.1%	43.8%

Reconciliation of Gross margin (non-GAAP) for platform & maintenance services to GAAP Gross margin for platform & maintenance services
	2012 Q2	2011 Q2	2012 Q1
Gross margin (GAAP)	43.0%	69.1%	51.2%
Third Party Hardware Costs	0.0%	0.0%	0.1%
Gross margin (non-GAAP)	43.0%	69.1%	51.2%

(3) Operating expenses (non-GAAP)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating expenses (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating expensesand other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating expenses (non-GAAP) to GAAP Operating expenses
	2012 Q2	2011 Q2	2012 Q1
	(in US dollar thousands)
Operating expenses (GAAP)	6,573	5,806	7,031
Stock based compensation	444	225	433
Amortization of acquired intangible assets	216	45	218
Operating expenses (non-GAAP)	5,913	5,536	6,381

(4) Operating income (non-GAAP)

Operating income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating income and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating income (non-GAAP) to GAAP Operating income
	2012 Q2	2011 Q2	2012 Q1
	(in US dollar thousands)
Operating income (GAAP)	2,458	1,958	205
Stock based compensation	444	225	433
Amortization of acquired intangible assets	216	45	218
Operating income (non-GAAP)	3,118	2,228	856

(5) Operating margin of net revenue (non-GAAP)

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating margin (non-GAAP) to GAAP Operating margin
	2012 Q2	2011 Q2	2012 Q1
Operating margin (GAAP)	11.5%	12.4%	1.2%
Stock based compensation	2.1%	1.4%	2.6%
Amortization of acquired intangible assets	1.0%	0.3%	1.3%
Third Party Hardware Costs	0.0%	0.0%	0.0%
Operating margin (non-GAAP)	14.5%	14.1%	5.2%

(6) Net income (non-GAAP)

Net income(non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.  We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the net income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes the Company's net income (non-GAAP) measure, when read in conjunction with the Company's GAAP net income measure and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of net income attributable to Yucheng (non-GAAP) to GAAP net income
	2012 Q2	2011 Q2	2012 Q1
	(in US dollar thousands)
Net Income (GAAP)	1,242	1,584	-548
- Stock based compensation	444	225	433
- Amortization of acquired intangible assets	216	45	218
Net Income (non-GAAP)	1,902	1,854	102

(7) Net income (non-GAAP)per diluted share

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share. Management believes that net income (non-GAAP) per diluted share, when used in conjunction with the Company's GAAP net income per diluted share, provides useful information to investors for the same reasons discussed above regarding net income (non-GAAP). In addition, net income (non-GAAP) per diluted share allows investors to evaluate the Company's operating performance from period to period on a per share basis, thus providing a useful basis for assessing the Company's value on a per share basis.

Reconciliation of net income (non-GAAP) per diluted share to GAAP net income per diluted share
	2012 Q2	2011 Q2	2012 Q1
	(in US dollar)
GAAP net income Per diluted Share	0.06	0.08	-0.03
- Stock based compensation	0.02	0.01	0.02
- Amortization of acquired intangible assets	0.01	0.00	0.01
Non-GAAP net income Per diluted Share	0.10	0.10	0.01

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of August 15, 2012.Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com

1 Net revenue (non-GAAP) measures used in this press release represents total revenue net of third-party hardware and software costs.

2 Gross margin of net revenue (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).

3 Operating expenses (non-GAAP) is calculated by excluding stock-based compensation expenses and amortization of acquired intangible assets.

4 Income from operations (non-GAAP) is calculated by subtract operating expenses (non-GAAP) from gross profits.

5 Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangibles and stock-based compensation expenses, divided by net revenue (non-GAAP)

6 Net income (non-GAAP) measures exclude stock-based compensation expenses, amortization of acquired intangible assets, impairment loss on investment, after-tax dividend income and non-recurring merger related expenses